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                              August 3, 2021

       James P. Henderson
       Excutive Vice President Finance and Chief Financial Officer Whiting Petroleum Corporation
       1700 Lincoln Street, Suite 4700
       Denver, Colorado 80203-4547

                                                        Re: Whiting Petroleum
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-31899

       Dear Mr. Henderson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Properties
       Proved Undeveloped Reserves, page 42

   1. Please provide a narrative explanation of the material changes relating to each of the items you identify in your
tabular reconciliation of the changes in your proved undeveloped reserves. To the extent
that two or more unrelated factors are combined to arrive at the overall change for an
item, your disclosure should separately identify and quantify each individual factor that
contributed to the material change so that the change in net reserve quantities between
periods is fully explained.

                                                        The disclosure of
revisions in the previous estimates of your proved undeveloped reserves in particular should
identify the individual factors such as the changes caused by commodity prices and/or
costs, well performance, unsuccessful and/or uneconomic
                                                        proved undeveloped
locations or the removal of proved undeveloped locations due to
 James P. Henderson
FirstName  LastNameJames P. Henderson
Whiting Petroleum Corporation
Comapany
August     NameWhiting Petroleum Corporation
       3, 2021
August
Page 2 3, 2021 Page 2
FirstName LastName
         changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation
         S-K.
2. The reserves report, filed as Exhibit 99.1, indicates your estimates of proved undeveloped reserves include certain locations that would generate positive future net revenue but have negative present worth when discounted at 10 percent based on year-end constant prices and costs. Please tell us the net quantities of proved reserves attributed to such locations and clarify for us if the referenced locations are a part of development plan and schedule adopted by management, including approval by the Board if such approval is required, with respect to such reserves. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and
         Question 131.04 in our Compliance and Disclosure Interpretations regarding Oil and Gas
         Rules.
3. If there are material quantities of net proved undeveloped reserves relating to such locations, expand the disclosure here or in an appropriate section elsewhere to describe the marginal nature of these wells and the economic risk that they pose. Refer to FASB ASC
         932-235-50-10.
Acreage, page 43

4. We note your disclosure that the portion of your net undeveloped acres subject to expiration over the next three years is approximately 29% in 2021, 33% in 2022 and 3%
         in 2023. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, expand the disclosure here or in an appropriate section elsewhere to describe in reasonable detail the steps and related costs that would be necessary to extend the time to the expiration of such leases. Refer to Rule 4-10(a)(26) of Regulation S-X and FASB ASC
         932-235-50-10.
Supplemental Disclosures About Oil and Gas Producing Activities (Unaudited)
Oil and Gas Reserve Quantities, page 113

5. You disclose that there were 120.7 MMBoe of negative revisions in the previous estimates of your proved reserves for the period ending December 31, 2020, primarily attributable to reservoir and engineering analysis and well performance. Please explain to us in reasonable detail the reason(s) for the revisions in such estimates and tell us how you concluded that the estimates disclosed as of December 31, 2019 complied with the requirements for reasonable certainty and disclosure as proved reserves. Refer to the definitions of reasonable certainty and proved oil and gas reserves in Rule 4-10(a)(24) and
         (a)(22) of Regulation S-X, respectively, in formulating your response. Standardized Measure of Discounted Future Net Cash Flows, page 115

6. Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs
 James P. Henderson
Whiting Petroleum Corporation
August 3, 2021
Page 3
         for your proved properties. Refer to FASB ASC 932-235-50-36.
7. If the abandonment costs, including such costs related to your proved undeveloped locations, have not been included, tell us the undiscounted dollar amounts and the dollar amounts discounted at ten percent for each of the periods presented, e.g. as of December
         31, 2020, 2019 and 2018, respectively, and explain to us your rationale for excluding these costs from your calculation of the standardized measure. Refer to the definition of
            Discounted Future Net Cash Flows Related to Proved Oil and Gas
Reserves    under
         Amendments to the XBRL Taxonomy, Accounting Standards Update 2010-03, Extractive
         Activities-Oil and Gas (Topic 932), Oil and Gas Reserve Estimation and Disclosures,
         January 2010.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding comments. Please contact Craig Arakawa, Branch Chief, at
(202) 551-
3650 with any other questions.



FirstName LastNameJames P. Henderson                         Sincerely,
Comapany NameWhiting Petroleum Corporation
                                                             Division of
Corporation Finance
August 3, 2021 Page 3                                        Office of Energy &
Transportation
FirstName LastName